Filed by New Giant Corporation
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended.
Subject company: Graphic Packaging Corporation
Commission File No.: 001-13182
The following is a transcript of a conference call related to Graphic Packaging Corporation’s Third Quarter
Earnings Release that took place on November 9, 2007.

CORPORATE PARTICIPANTS
Scott Wenhold
Graphic Packaging Corporation — VP, Treasurer
David Scheible
Graphic Packaging Corporation — President, CEO
Dan Blount
Graphic Packaging Corporation — SVP, CFO
CONFERENCE CALL PARTICIPANTS
Bruce Klein
Credit Suisse — Analyst
Joe Stivaletti
Goldman Sachs — Analyst
Willis Taylor
Gagnon Securities — Analyst
PRESENTATION

Operator
Good morning. My name is Melissa and I will be your conference operator today. At this time, I would like to welcome everyone to the Graphic Packaging Corporation third quarter earnings release conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question-and-answer period. (OPERATOR INSTRUCTIONS) as a reminder, ladies and gentlemen, this conference is being recorded today, Friday, November 9, 2007.
Thank you. I would now like to introduce Mr. Scott Wenhold, Vice President and Treasurer.

Scott Wenhold — Graphic Packaging Corporation — VP, Treasurer
Thank you, Melissa. Good morning, everyone. Welcome to Graphic Packaging’s third quarter earnings call. With me this morning commenting on results are David Scheible, our President and CEO, and Dan Blount, our Senior Vice President and CFO.
Before we get going, though, I would like to remind everyone that statements of our expectations including, but not limited to, statements regarding the timing of the proposed combination with Altivity Packaging, interest expense savings, achievement of synergies, combined leverage, debt reduction and capital spending constitute forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on currently-available operating, financial, and competitive information and are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s historical experience and its present expectations.
These risks and uncertainties include, but are not limited to, the risk that stockholders or regulatory approval is required to complete the combination with Altivity cannot be obtained or that the transaction cannot be completed for other reasons; inflation of and volatility in raw material and energy costs; the Company’s substantial amount of debt; continuing pressure for lower-cost products; the Company’s ability to implement its business strategies, including productivity initiatives and cost reduction plans; currency translation movements and other risks of conducting business internationally; and the impact of regulatory and litigation matters, including those that impact the Company’s ability to protect and use its intellectual property.
Undue reliance should not be placed on such forward-looking statements, as such statements speak only as of the date on which they are made, and the Company undertakes no obligation to update such statements. Additional information regarding these and other risks is contained in the Company’s periodic filings with the SEC.
With that out of the way, David, I will turn it back over to you.

David Scheible — Graphic Packaging Corporation — President, CEO
Thanks, Scott. Good morning, everyone. Yesterday the Company announced third quarter 2007 results reporting income from continuing operations of $0.07 per share. This is compared to a net loss of $0.03 per share in the prior-year quarter.
In a moment, our CFO, Dan Blount, will walk you through the specific items that bridge current period financial results to prior period. But to summarize the quarter, first, net sales increased 2.7% over the prior-year quarter. Second, income from operations improved by more than 44%, primarily due to ongoing success of our continuous improvement programs and higher pricing on cartons and rollstock. Three, adjusted EBITDA, which is EBITDA excluding a $25.2 million impairment charge to our Swedish operations, increased approximately 10% over the prior-year quarter. Subsequent to quarter end, we announced the sale of our Swedish operations.
Finally, we continue to make progress toward the combination of the business of Graphic Packaging Corporation and Altivity LLC. We’re still targeting to close this transaction late in the fourth quarter.
Strong topline growth contributed significantly to our overall improved financial results. During the quarter, net revenue was approximately $16 million higher than the prior-year quarter. Increased pricing, primarily on cartons, of approximate $10 million was the key component to the quarter-over-quarter improvement.
Our cartons sales to North American markets were up approximately 3.9% over the prior-year quarter. In addition to higher contractual pricing, the sales improvement was driven by a healthy increase in beverage carton shipments, particularly to our domestic beer customers. Specifically, beer carton volumes in the United States were up approximately 8% in the third quarter 2007 versus the same period last year. A key driver was the recent decision by a customer to convert its 18 and 20 bottle pack from a corrugated substrate into Graphic Packaging paperboard.
While we saw a healthy increase in volumes, industry data indicates the total U.S. retail take home beer was only up about 0.5% in the third quarter. On a year-to-date basis, volumes are basically flat from last year. Total soft drink volumes, which include carbonated soft drink, water, and other non-carbonated drinks, were down approximately 2.7% in third quarter versus last year. The decline was primarily driven by carbonated soft drinks, while non-carb product growth remained strong, averaging approximately 6% growth rate on a year-to-date basis.
Our efforts to adjust our food and consumer product mix also progressed in the quarter. Total volumes in this sector were slightly down versus last year as we continue to exit lower-margin tobacco and some elements of the quick serve restaurant business in favor of higher-margin core business. Packaging for the frozen and refrigerated sectors, for example, continued to grow as sales in frozen pizza and deli products were up in the quarter. Traditional dry foods also saw growth over historical levels, particularly in snack foods saw a historical trend in a soft economy.
In Europe, our commitment to concentrate on our core beverage converting business was further illustrated by the announced sale of our operations in Sweden, consisting primarily of a white lined chip mill. This mill was a non-core, non-integrated asset as the majority of its output was sold on the open market. As initially detailed in the 8-K and restated in last night’s earnings release, agreement was finalized on October 16 and the sale proceeds of $8.6 million will be recognized in the fourth quarter. In addition, an impairment charge of $25.2 million was recorded in the third quarter.
With the sale of our Swedish operations, our manufacturing asset base in Europe now consists of carton converting plants in the UK and Spain, along with a brand-new converting plant located in Masnieres, France. Whith the addition of a new press in the UK plant, a recent expansion upgrade of our plant in Spain, and the new plant in France, we believe that our European converting assets are approaching the competitiveness of similar U.S. plants, allowing us to grow profitably in Europe.
We have consciously realigned our European converting assets around beverage carton production and at the same time, we are using our innovative packaging systems and high-performing paperboard to grow our beverage business in Europe. For example, during the third quarter in the UK, Tesco adopted a new Graphic Packaging-made six pack basket carrier for their in-store retail beer program. In this program, the consumer can choose a variety of different beer types and package them in our handy six pack carrier.
Here in the U.S., we continue to participate in the strong success of the energy drink market. During the third quarter, we began supplying secondary packaging for the number-two brand in the category, Monster Energy. Specifically, this package is produced from Graphic Packaging’s paperboard, printed in our converting operations, and packaged on one of our new QuikFlex(r) 2100 packaging machines, a totally integrated solution.

Final Transcript
Also in the U.S. we’re now witnessing a focus on specialty beers. As a result, Graphic Packaging has found recent success with rollouts such as the Miller Chill beer and Anheuser-Busch Michelob ULTRA Fruit Infused flavors.
Our food and consumer product business had some major wins as well. The biggest win was with Kraft General Foods and the launch of our new Composipac(r) Z-Flute(r) products in serial categories. Specifically the launch of our Post Raisin Bran in a Z-Flute(r) carton was our first commercialization in this critical category. This packaging solution combines the increased strength of Z-Flute(r) and the promotional aspects of Composipac(r) laminated technology to produce a highly-functional carton with a great new eye-catching look.
In addition to pushing topline growth, we also recognized an approximate $15 million in lower operating costs resulting from our various continuous improvement programs. This achievement brings the year-to-date benefit of these programs to approximately $34 million, on target to achieve our full-year 2007 goal of between $40 million and $50 million.
A particular success involved a “Lean Manufacturing” Project at our West Monroe, Louisiana converting facility. Graphic has just started down the path of becoming a Lean company and we’re extremely pleased with the results of our initial efforts. This team focused on improving our OEE, or operating equipment effectiveness, on the number nine press, our largest press in that facility. By cutting make-ready times by more than half, we expect to realize projected cost savings of over $700,000 annually in that facility.
Our Reliability-Centered Maintenance programs continue to progress in critical areas of preventative and predictive maintenance. Storeroom management, SAP excellence, and root cause failure analysis are all key elements of this process.
Investments in training and equipment are enabling our plants to utilize predictive maintenance technologies to eliminate unscheduled events, while the utilization of our SAP Production Management Module continues to provide improved planning and scheduling for our technical resources. A new corporate reliability center database was employed during the third quarter, which will allow individual plants to share solutions to problems that resulted in significant downtime, considerable repair costs, or unacceptable frequency of occurrence.
In addition to our ongoing cost-cutting initiatives, we have focused on improving our manufacturing performance by upgrading our assets to achieve higher utilization rates. In particular, similar to last quarter, our West Monroe, Louisiana mill’s performance continued to improve. Third quarter tons produced at this mill exceeded the prior-year quarter by approximately 6%, or 14,000 tons. We still have much more to do at our West Monroe facility, but we’re making good progress.
Now before I turn the call over to Dan, let me summarize the results for the quarter. Net Sales increased 2.7% over the prior-year period. Gross margin in the quarter improved to 18.3% of net sales, up form 16% in the prior-year quarter. Increased pricing offset the majority of our higher-cost raw materials, allowing improved manufacturing performance and significant cost reductions from our continuous improvement programs to drive the improvement. Income from continuing operations improved to $0.07 per share in the third quarter compared to a net loss last year of $0.03. Adjusted EBITDA, to exclude non-cash impairment charges, improved by 10% over the prior-year quarter.
Finally, let me reiterate my excitement about the pending business combination of Graphic Packaging Corporation and Altivity Packaging LLC. We’re still targeting to close the transaction late in the fourth quarter. I remain highly confident in management’s abilities to successfully integrate the two organizations and achieve the projected $90 million of annualized synergies.
With that, I will turn it over to Dan Blount for a review of the financials.

Dan Blount — Graphic Packaging Corporation — SVP, CFO
Thanks, David. Good morning, everyone.
We continued to deliver improved operating results from our continuing operations. As a result of substantial margin gains in our core businesses, income from operations has improved approximately 45% year-to-date. During the third quarter, income from operations improved approximately 44%, a gain of $18.9 million, to $61.6 million. Increased pricing and continuous improvement initiatives are the primary improvement drivers.
Before moving to the review of third quarter results, a comment about the accounting treatment for the sale of our Swedish operations. As David mentioned, subsequent to quarter end, we closed the sale. Since the results of our Swedish operations will be eliminated from ongoing operations, they are reported as discontinued operations for current and comparative financial reporting. As such, they will not be included in my comments on financial performance.
Moving onto the review of financial results, I will start with revenues then I will compared EBITDA to the prior year. Third quarter 2007 net sales were $612.1 million, up 2.7% as compared to net sales of $595.9 million in the third quarter of 2006.
By segment I will compare sales to the prior-year quarter. Third quarter net sales in the Paperboard Packaging segment rose 2.9%, a gain of $16.3 million, to $586.1 million. The gain in Paperboard Packaging sales is primarily from the North American markets, which were positively impacted by three items — one, approximately $10 million of incremental pricing across all product lines. The price improvement reflects negotiated inflationary costs pass-through, contractual increases, and increases on open-market rollstock.
Two, favorable product mix, primarily for food and consumer product packaging. As David mentioned, we are gaining traction with our strategy to exit lower-margin sectors, like tobacco, and to refocus our converting assets on newly-developed carton and microwave products, which deliver a substantially-higher margin. Three, favorable foreign exchange rates in Europe accounted for the remaining sales increase.
In the Containerboard segment, net sales of $26 million were flat when compared to the third quarter of 2006.
EBITDA for third quarter 2007 was $78.8 million versus EBITDA of $90.7 million for the third quarter of 2006. Now, included in EBITDA are non-recurring charges related to asset impairments incurred in 2007 and 2006, non-recurring expenses incurred in 2007 in connection with the transaction with Altivity, and non-recurring charges related to reserves established for possible environmental obligations in Sweden. So to get a comparative view of quarter-over-quarter operating EBITDA, adjustments for these items need to be made.
After removing the impact of non-recurring items, operating EBITDA for third quarter 2007 totals $108.5 million, which compares to $94.6 million in 2006. On a comparative basis, operating EBITDA results improved approximately 15% over the prior-year quarter. This solid performance shows that our strategies for price and operational improvement are working. A reconciliation of operating EBITDA is included on our website at www.graphicpkg.com.
Specifically, the major drivers of the EBITDA improvement were increased pricing that generated $10 million of improvement, operating cost reductions that generated approximately $15 million improvement through our continuous improvement and cost reduction initiatives.
The majority of the cost reduction came from our U.S. mills, as investments we made in prior quarters are beginning to generate impressive returns. Finally, the remainder of the EBITDA improvement was generated from approximately $2 million in favorable sales mix and approximately $3 million in favorable currency exchange rates.
Now, offsetting the improvements was raw material cost inflation of approximately $13 million. Cost inflation was principally driven by fiber and petrochemicals, partially offset by favorable energy. The most significant increase was fiber, both secondary and virgin, which negatively impacted results by approximately $11 million. Higher prices for petrochemical products negatively impacted results by approximately $3 million.
Energy costs were favorable when compared to the prior year. While we reduced natural gas usage through various initiatives, the majority of the improvement resulted from lower natural gas pricing. For the remainder of 2007, approximately 80% of our estimated usage is hedged at a blended rate of $8.25 per MMBTU. This compares to $10.50 in the prior year.
Now I will highlight other key items on the income statement. Net interest expense was $41.3 million for the third quarter of 2007, or $1.9 million lower than the prior year. The decrease was primarily the result of lower interest rates resulting from the second quarter 2007 refinancing of the Company’s senior secured credit facility. Depreciation and amortization expense in the quarter was $46.2 million, or $1.6 million lower than the prior year quarter.
Turning to cash flow, year-to-date operating cash flow decreased approximately $13 million when compared to the prior year. The primary drivers of the decrease were an inventory build and a reduction of accrued interest payable. We built inventory as a result of improved asset utilization and to stage paperboard that will be needed when internal demand increases as we further substitute Graphic paperboard for outside-purchased board.
The inventory build is temporary and will be largely consumed in the fourth quarter. We expect year-end 2007 inventories to be at a level comparable with year-end 2006.

The interest payable change is related to the second quarter refinancing. In connection with the refinancing, we paid all accrued interest on our former debt and thus changed the interest payment cycle. In the fourth quarter, the accrued interest payable will begin to return to the pattern experienced in prior years. By the end of the first quarter of 2008, accrued interest will be comparable to the prior year. Overall, we expect 2007 debt reduction to be in the $60 million range and first quarter 2008 cash flow to benefit as we return to a normal interest payment cycle.
Capital expenditures for third-quarter 2007 were $19 million compared to $20.4 million in the prior-year quarter. Year-to-date capital spending is $61.6 million, which compares to $63.8 million through nine months of last year. We expect to spend between $100 million and $110 million for the entire year.
In conclusion, some comments about our credit agreement covenants. Under the terms of our senior secured credit agreement, the Company must comply with a maximum consolidated leverage ratio and a minimum consolidated interest coverage ratio. At September 30, the Company was well within compliance with these covenants.
We reported a debt-to-credit agreement EBITDA ratio of 5.52, which is an improvement over last year’s ratio of 6.05 and an interest coverage ratio of 2.16, which is an improvement over last year’s ratio of 2.05. The calculation of these covenants and a reconciliation of credit agreement EBITDA is detailed in our third quarter 10-Q, that will be filed later today.
With those comments, operator, we will open the line for the question-and-answer session. Thank you.
QUESTION AND ANSWER

Operator
(OPERATOR INSTRUCTIONS) Bruce Klein, Credit Suisse.

Bruce Klein — Credit Suisse — Analyst
I was just wondering on the volume, it sounds like the beer volume in the U.S. was strong. I am wondering, ex the conversion, was it also up or down? Secondly, do you expect others to convert, or maybe what sort of drove that customer to make the move to convert? Then just on the other side, just sort of if you could give a little bit more color on soft drink volume trends as well as the food volume trends.

David Scheible — Graphic Packaging Corporation — President, CEO
Let me start with beer. We have been working on this 18 and 20-pack conversion for a while. We need some equipment to be able to go in. We have started to get that installed, which drove some of that volume.
Our current customer that is converting has within their plant the current capacity to move directly from corrugated to solid fiber. It is no question every other person in this space is evaluating that same package, but there will be different capital requirements for each of them to be able to convert. So we do expect to see that conversion, but my guess is it will take 18 months or so for all that to occur. Best case on some of the others, they have to make some investments in their packaging lines to be able to do it.
Soft drink has pretty much followed the same trend. Carbonated soft drinks, certainly full-calorie soft drinks, have continued to show softness. We continue to get pretty good traction in the non-carb space. Like I said, the energy drinks, juices, those types of things are continuing to grow and, in fact, what you’re seeing now is people making investments in machinery to do more automated packaging. As I mentioned, we sold a QuikFlex(r) 2100, which is an automated machine. So you’re seeing some traction in that space as well. So that is sort of doing some balance, but clearly soft drink year-on-year is down.
In the consumer products business, what I would tell you is in the core businesses, so you’re talking dry foods and refrigerated foods, we saw good strength. The pizza and deli businesses, those things were up 5% quarter-on-quarter and, you know, that is what we would expect to see. As the economy struggles a little bit and our consumer base continues to spend more money on other household items like fuel, we tend to see people eating more at home and that benefits are business.
Our overall sales were flat because, as I have said, we continue to look at and mix manage our business. Our margins were up two points this quarter and almost half a point of that was mix, exiting businesses that were non-integrated businesses, buying other peoples’ paperboard in areas where we just do not make good money and we have substituted that with what we consider more core business.
So I am willing to trade those volumes in some of those cases where the net impact on our business, overall, is better. And that’s what we saw in our consumer products business this quarter.

Bruce Klein — Credit Suisse — Analyst
Last question was just the price — contract pricing. I don’t know if there’s anything material. I know you had a bunch of stuff up a while ago that I think you got — generally you were pleased with the contracts and some of the cost pass-throughs and surcharges, etc. Is that — what’s that trend like? Is there much up and do you expect that trend to continue and are you getting the competitive response, also, that you kind of want, or —?

David Scheible — Graphic Packaging Corporation — President, CEO
I guess I will stay away from the competitive response stuff. What I would simply say is that what you saw on our pricing was the roll through paperboard or cost escalators or whatever we had negotiated in our recent contracts, driven by what was going on in the market. That’s what you sort of saw roll through. It rolled through really basically across all of our businesses. Whether within our end-use business in beverage or in food, it was roughly to the same sort of rate.
I think the pricing was about up maybe 1.5, 1.7% or something for the quarter, which is what we have been experiencing, I think, pretty much for this year. We’ve been averaging somewhere between $12 and $14 million a quarter in increased pricing based on contract renegotiations and market moves. So would I like more? Absolutely. Am I happy with it? It is directionally correct is what I could say.

Bruce Klein — Credit Suisse — Analyst
Any reason to expect a directional change or no?

David Scheible — Graphic Packaging Corporation — President, CEO
Not at all. I mean, a lot of our contracts are driven now by cost escalators and so on and so forth and you know exactly what is going on in the primary cost markets, which are oil and carbon-fixed derivatives that drive chemicals and other such processes, and fiber. Dan mentioned that our inflation this quarter was $13 million and I’ve got to tell you, 75% of that was in fiber inflation. That is a combination of fiber and the fuel it takes to get it to our facilities. And unfortunately, I just do not see that abating anytime soon.

Bruce Klein — Credit Suisse — Analyst
I’ll pass it on. Thanks, guys.

Operator
Joe Stivaletti, Goldman Sachs.

Joe Stivaletti — Goldman Sachs — Analyst
Just to follow up on the pricing front, are you — what percentage of your contracts are now — have the cost pass-throughs? I know you have been over the past couple years trying to move from contracts that did not have those to contracts that do. I wondered if that is pretty much done.

David Scheible — Graphic Packaging Corporation — President, CEO
I would say for the most part that work is done. We still have a couple of contracts we’re working on, but the language around those contracts is going to be reflective of the ones that we have recently negotiated, so there is no different trend, there’s no change in the process, despite the fact that some of the contracts have not expired. The new version of those contracts will in fact have very similar cost markups, some sort of escalator clauses in there. I would say at the conclusion of the opening contracts, really all of the major contracts that we have will have that same kind of language.

Joe Stivaletti — Goldman Sachs — Analyst
Okay, so you’re pretty well protected going forward on the —

David Scheible — Graphic Packaging Corporation — President, CEO
I hate to use the term protected because you and I both know there’s delays in the process and some of these are look backs. What I would say is we will see a heck of a lot better sharing of the costs going forward than we saw in the past, which was really no sharing. So I like — I certainly like our cost position and our net position, if you will, on a go-forward basis with these contracts versus the historical ones.

Joe Stivaletti — Goldman Sachs — Analyst
Okay, thanks. On the cost reduction program, you’re talking about $40 million and $50 million this year. You guys have year after year have been really generating a lot out of that type of program and I just wondered if you could give us some perspective looking forward. Is there still more that can be squeezed out of the system or is going to be diminishing overtime when you look out over the next year or two?

David Scheible — Graphic Packaging Corporation — President, CEO
The reality is that as I look forward , I do not have any plans that show our continuous improvement objectives are going to be any less than they have been over the last four or five years. The good news/bad news on the process is — and we talked about this, now — in our mills and in our inflationary impact, we have seen maybe $250 million or $300 million worth of inflation roll through this business. We used to buy natural gas at $2. Now we hope to buy it at $8. We used to buy wood at $34. We hope to buy at $43.
So what that creates is a cost opportunity for us to improve our yield and utilization of those assets and those programs are now available. In the past, it just did not make any sense to invest and work on them with the price at input, but now, they do. So I have got, unfortunately, embedded now in my business a fair amount of cost that I can continue to take out of the equation. Overall, I would have preferred not to have to work on that, but the reality is it is out there and it is real.
I do not believe if you look forward that Dan and I would suggest that those costs, from an input standpoint, are going to materially change. We’re looking at the same kind of input costs on a go-forward basis as we have experienced the last couple of years. We need to drive those out through yield and efficiency improvement. And our plans are to do exactly that.

Joe Stivaletti — Goldman Sachs — Analyst
Right, okay, great. The last question was a numbers question. Dan, at the end of your comments you said something about a $60 million number on debt reduction. I did not catch what you were referring to exactly from a time period.

Dan Blount — Graphic Packaging Corporation — SVP, CFO
It was for the year of 2007. We expect overall debt to reduce by $60 million. As you know, we generate most of our cash in the fourth quarter, so you are going to see the cash generation similar to our cycles in the prior years.

Joe Stivaletti — Goldman Sachs — Analyst
Okay, thanks.

Operator
Willis Taylor, Gagnon Securities.

Willis Taylor — Gagnon Securities — Analyst
Could you please discuss how you might be affected by the recently-announced JV between Miller and Molson-Coors?

David Scheible — Graphic Packaging Corporation — President, CEO
Well, I do not do a lot of discussion on individual customer activities. You know, we are a supplier to both of those customers. There is honestly some opportunities there for us, as you can well imagine. Each one of those customers has their own individual specifications, which create some inefficiencies in their system and our system. As they get closer and as they look to close their deal, there’s some significant opportunities for us to sort of look at specs across the matrix and actually create some efficiencies to both of our systems.
But both are under contract. They will continue to — honestly, that driver for them is really around addressing their distribution network and being able to have access to imported higher-priced or higher-margined import brand beers. And I wish them the best of luck in that acquisition, but it has no real direct impact on us.

Willis Taylor — Gagnon Securities — Analyst
Okay, then on a different subject, on the rise in paperboard inventory, to put that into context, how much paperboard do you typically buy from outside parties versus make yourselves?

David Scheible — Graphic Packaging Corporation — President, CEO
Let me see, I have not looked at those numbers in awhile, but we buy on the outside probably 200,000 plus tons of paperboard on the outside.

Willis Taylor — Gagnon Securities — Analyst
Great, thank you very much.

Operator
(OPERATOR INSTRUCTIONS) Mark [Kaufman], MLK Investments.

Unidentified Participant
My question was answered.

Operator
(OPERATOR INSTRUCTIONS) There are no further questions at this time.

David Scheible — Graphic Packaging Corporation — President, CEO
All right, Melissa. Thank you, everyone for joining. That will end Graphic Packaging’s third quarter earnings call. Thanks.

Operator
Thank you for participating in today’s conference call. You may now disconnect.
Additional Information and Where to Find It
In connection with the proposed combination of Graphic Packaging Corporation and Altivity Packaging, LLC, New Giant Corporation, a newly-formed holding company has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that includes a proxy statement of Graphic Packaging Corporation that also constitutes a prospectus of the newly-formed holding company. Graphic Packaging Corporation will mail the final proxy statement/prospectus to its stockholders.
BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION IF AND WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
You may obtain a free copy of the proxy statement/prospectus (if and when available) and other related documents filed by Graphic Packaging Corporation and the newly formed holding company with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and the other documents may also be obtained for free by accessing Graphic Packaging Corporation’s web site at http://www.graphicpkg.com.
Participants in the Solicitation
Graphic Packaging Corporation, its directors and executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies from Graphic Packaging Corporation stockholders in respect of the proposed transaction. You can find information about Graphic Packaging Corporation’s executive officers and directors in Graphic Packaging Corporation’s Annual Report on Form 10-K filed with the SEC on March 2, 2007 and definitive Proxy Statement filed with the SEC on April 18, 2007. You can obtain free copies of these documents and of the proxy statement/prospectus (when it becomes available) from Graphic Packaging Corporation by contacting its investor relations department. You may also obtain free copies of these documents by accessing Graphic Packaging Corporation’s web site or the SEC’s web site at the addresses previously mentioned.
Additional information regarding the interests of such potential participants in the solicitation will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.